Mail Stop 4561

April 1, 2010

Ronald J. Fior
Chief Financial Officer, Senior Vice President,
Finance and Operations
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, California 95113

   Re: **Callidus Software Inc.**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 9, 2010
     File No. 000-50463

Dear Mr. Fior:

   We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A. Controls and Disclosures

Management's Annual Report on Internal Control over Financial Reporting, page 44

1. You do not appear to have provided the disclosure required by Item 308(a)(4) of Regulation S-K. Please advise. Refer to comment 2 of our April 6, 2009 letter referencing your Form 10-K for the fiscal year ended December 31, 2008.

Item 8. Financial Statements and Supplementary Data

Note 1 – The Company and Significant Accounting Policies

Revenue Recognition, page F-12

2.   With respect to perpetual and time-based term license arrangements, we note your
        policy which indicates that delivery occurs when media containing the licensed
        programs is provided to a common carrier. Please expand to clarify when your
        customers retain title or assume the risks and rewards of these licenses (e.g. FOB
        destination or shipping point). If your customers retain title or assume the risks
        and rewards when they receive the software, clarify why it is appropriate to
        recognize revenue when the software is provided to a common carrier. Refer to
        ASC 985-605-55-97 and 98.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief